SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
             -------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                      ------------------------------------
                         (Title of Class of Securities)

                                    337400105
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

   Michael L. Ashner                                         David J. Heymann
   FUR Investors LLC                                       Post & Heymann, LLP
 100 Jericho Quadrangle                                   100 Jericho Quadrangle
       Suite 214                                                Suite 214
Jericho, New York 11753                                  Jericho, New York 11753
     (516) 822-0022                                           (516) 681-3636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(continued on next page(s))                                          Page 1 of 9

CUSIP NO. 337400105                    13D                           Page 2 of 9
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FUR Investors LLC
      I.R.S. I.D. No. 20-0418083
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     10,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            10,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 337400105                    13D                           Page 3 of 9
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FUR Holdings LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     10,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            10,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 337400105                    13D                           Page 4 of 9
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WEM-FUR Investors LLC
      I.R.S. I.D. No. 20-0529100
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     10,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            10,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 337400105                    13D                           Page 5 of 9
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael L. Ashner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     10,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            10,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer.

      This statement on Schedule 13D relates to common shares of beneficial interest ("Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"). The principal executive offices of the Issuer are located at 125 Park Avenue, 14th Floor, New York, New York 10017.

      Item 2. Identity and Background.

      (a) This statement is being filed by each of FUR Investors LLC, a Delaware limited liability company, FUR Holdings LLC, a Delaware limited liability company, WEM-FUR Investors LLC, a Delaware limited liability company, and Michael L. Ashner.

      (b) The principal business address of each of the filers is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

      (c) The principal business of FUR Investors LLC is investing in the Shares for its own account. FUR Holdings is the sole member of FUR Investors LLC, WEM-FUR Investors is the managing member and holds a 35% interest in FUR Holdings LLC. The principal business of Michael L. Ashner is real estate investments including holding a 71.43% managing member interest in WEM-FUR Investors LLC.

      (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds of Other Consideration.

      FUR Investors LLC purchased 5,000,000 of the Shares pursuant to a tender offer made pursuant to a Tender Offer Statement on Schedule TO filed on December 1, 2003 as amended by Amendment Nos. 1, 2, 3 and 4 filed on December 10, 2003, December 12, 2003, December 30, 2003 and January 2, 2004, respectively (the "Schedule TO"). The other 5,000,000 Shares were acquired directly from the Issuer pursuant to the terms of a Stock Purchase Agreement dated as of November 26, 2003. The source of funds to acquire the Shares were provided from capital contributions made to FUR Investors LLC.

      Item 4. Purpose of Transaction.

      Reference is made to Item 6 Purposes of the Transaction and Plans and Proposals of the Schedule TO which is incorporated herein by reference.

      Item 5. Interest of Securities of the Issuer.

      (a) FUR Investors LLC directly owns 10,000,000 Shares representing 32.2% of the total outstanding Shares. FUR Holdings LLC is the sole member of FUR Investors LLC and, accordingly, indirectly beneficially owns 10,000,000 Shares representing 32.2% of the total outstanding Shares. WEM-FUR Investors LLC holds a 35% managing member interest in FUR Holdings LLC and, accordingly, indirectly beneficially owns 3,500,000 Shares. Michael L. Ashner holds a 71.43 % managing member interest in WEM-FUR Investors LLC and, accordingly, indirectly beneficially owns 2,500,000 Shares.

      (b) Each of the Reporting Persons has the sole power to vote and dispose of 10,000,000 Shares.

      (c) FUR Investors LLC acquired 5,000,000 Shares for a purchase price of $2.30 per share effective December 31, 2003 pursuant to the terms of the Schedule TO. FUR Investors LLC acquired the remaining 5,000,000 shares for a purchase price of $2.60 per share pursuant to the terms of the Stock Purchase Agreement.

      (d) Not applicable

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      Reference is made to Item 5 Past Contacts, Transactions, Negotiations and Agreements of the Schedule TO which is incorporated herein by reference.

      Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Offer to Purchase, dated December 1, 2003. (incorporated by reference to Exhibit (a)(1) to FUR Investors LLC's ("FUR Investors") Schedule TO, dated December 1, 2003, as amended (the "Schedule TO")).

Exhibit 2 Form of Letter of Transmittal. (incorporated by reference to Exhibit (a)(2) to the Schedule TO.)

Exhibit 3 Stock Purchase Agreement between First Union Real Estate Equity and Mortgage Investments (the "Company") and FUR Investors, dated as of November 26, 2003 ("Stock Purchase Agreement") (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 1, 2003 (the "Form 8-K")).

Exhibit 4 Guaranty of Michael L. Ashner, Guarantor, dated November 26, 2003, in favor of the Company (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K).

Exhibit 5 Form of Advisory Agreement between the Company and FUR Advisors LLC (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K).

Exhibit 6 Form of Exclusivity Services Agreement between the Company and Michael L. Ashner (incorporated herein by reference to Exhibit
                  10.4 to the Company's Form 8-K).

Exhibit 7 Form of Covenant Agreement between the Company and FUR Investors (incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K).

Exhibit 8 Amendment, dated as of December 10, 2003, to Stock Purchase Agreement dated as of November 26, 2003. (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO)

Exhibit 9 Modified Form of Advisory Agreement between the Company and FUR Advisors LLC. (incorporated herein by reference to Exhibit
                  (d)(7) to the Schedule TO).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2004                     FUR INVESTORS LLC

                                           By: FUR Holdings LLC
                                               Member

                                               By: WEM-FUR Investors LLC,
                                                   Managing Member

                                                   By /s/ Michael L. Ashner
                                                      --------------------------
                                                          Michael L. Ashner
                                                          Managing Member


                                           FUR HOLDINGS LLC

                                           By: WEM-FUR Investors LLC,
                                               Managing Member

                                               By /s/ Michael L. Ashner
                                                  --------------------------
                                                      Michael L. Ashner
                                                      Managing Member


                                           WEM-FUR INVESTORS LLC

                                           By /s/ Michael L. Ashner
                                              --------------------------
                                                  Michael L. Ashner
                                                  Managing Member


                                           /s/ Michael L. Ashner
                                           --------------------------
                                               Michael L. Ashner
                                               Managing Member